                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

        [Effective August 1, 1938, revised December 31, 1941; amended in
            Release No. 35-25746 1585.1161, effective April 26, 1993,
                58 F.R. 14999; and Release No. 35-26031 ($85,337)
                     effective May 31, 1994, 59 F.R. 21922]


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 1998

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

          STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING
       COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A
             REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND
                   WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE
                       EXPENSES AS SPECIFIED IN RULE 71(b)

  (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

           [See instructions on back of this form (paragraph 40,470).]

1.    Name and business address of person filing statement.

      Peter M Connor 200 Civic Center Dr., Columbus, Ohio 43215

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

      Columbia Gas of Ohio, Inc.; Columbia Gas of Pennsylvania, Inc.; Columbia Gas of Virginia, Inc.; Columbia Gas of Maryland,Inc.; and Columbia Gas of Kentucky, Inc. (all of the same address as in (1) above).

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

      Columbia Energy Group and companies noted in (2) above.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

      Federal Regulatory Matters Sr. Consultant - advocate of said companies in proceedings affecting said companies before FERC.
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5.    (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.) [Amended in Release No. 35-26031 (paragraph 85,337), effective May 31, 1994, 59 F.R. 21922.]

                       Salary or other
                        compensations
                     -------------------
Name of recipient    received    to be       Person or company from whom
                                received     received or to be received
                       (a)        (b)
================================================================================
Peter M Connor          *          *         Columbia Gas of Ohio, Inc.

* Confidential treatment requested

      (b) Basis for compensation if other than salary.


6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

      (a) Total amount of routine expenses charged to client: $25,000

      (b) Itemized list of all other expenses:

(Date) February 5, 1999             (Signed) Peter M. Connor
       -------------------------             ----------------------------------

      Section 12(i) of the Public Utility Holding Company Act of 1935 provides that it shall be unlawful for any person employed or retained by any registered holding company, or any subsidiary company thereof, to present, advocate, or oppose any matter affecting any registered holding company or any subsidiary company thereof, before the Congress or any Member or committee thereof, or
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before the Commission or Federal Power Commission, or any member, officer, or employee of either such Commission, unless appropriate reports are filed as the Commission may prescribe.

                            HOLDING COMPANIES - FORMS

Rule U-71 Statements to Be Filed Pursuant to Section 12(i) of the Act

      (a) Ten-day statement. - Any person who engages in any activity within the scope of Section 12(i) of the Act, shall file with the Commission within 10 days after the date of such activity a statement on Form U-13(I)-A, except as to activity within the scope of any advance statement on Form U-12(I)-B, which is duly filed in accordance with paragraph (b).

      (b) Advance statement. - An advance statement, covering anticipated activity for the remainder of the present calendar year and the next two calendar years, may be filed on Form U-12(I)-B by any person (whether or not the compensation of such person has been fixed in advance) who is a salaried officer or employee or an attorney, accountant or other expert regularly retained by any company or by companies in the same holding company system, or any person specially retained in connection with a particular proceeding or enterprise which is excepted to involve a series of appearances or activities, if such employment or retainer does not contemplate any expenses other than ordinary personal, traveling or sustenance expenses, stationery, postage, telephone, telecopier and telegraphic service, stenographic and clerical assistance, expenditures for the printing of briefs or other documents to be submitted to any agencies specified in section 12(i) of the Act, and similar items. [Amended in Release No. 35-26031 (Paragraph 85,337) effective May 31, 1994, 59 F.R. 21922.]

      (c) Supplemental statement. - Any person filing an advance statement on Form U-12(I)-B shall file a supplement to such advance statement within 30 days after the end of the period covered thereby and in no event later than January 30th of the following year, giving the information specified in Items 5 and 6 thereof. Any such person renewing such advance statement may combine the renewal and supplement in the same statement.


[Paragraph 40,470]                INSTRUCTIONS

General Instruction. - Advance Statement on this form shall continue in effect until January 30 of the year following the end of the three-year period covered by the advance statement, unless and except as previously supplemented or
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renewed. Supplementary statements during the three-year period may be filed in the event of material changes such as in information called for by items 1 through 6. Changes of rank or salary within the organization would not ordinarily be deemed material. [Amended in Release No. 35-26031 (Paragraph 85,337), effective May 31, 1994. 59 F.R. 21922.]

      Item 1. - Statements shall be signed and filed by the person employed or retained, whether an individual, partnership, corporation, or association. If filed by a corporation, the statement shall be executed on its behalf by a duly authorized officer. If the person reporting is employed or retained by the holding company or subsidiary company in his capacity as a member or employee of a partnership or an officer or employee of a corporation, he shall state the name of such partnership or corporation and his position therein.

      Item 3. - Reports with respect to any number or different companies, whether or not they are members of the same holding-company system, may be included in a single statement. Companies may be designated by description, e.g., "X Company and all its subsidiaries except...".

      Item 4. - The character of the duties for which the person reporting is employed or retained shall be described briefly, indicating generally the relative time devoted to each class of activities.

      Item 5(a). - Column (a) to be used only in supplementary statement. See General Instruction. [Amended in Release No. 35-26031 (Paragraph 85,337) effective May 31, 1994. 59 F.R. 21922.]

      Compensation received from different persons or companies, even though members of the same holding-company system, shall be separately stated as to each, but compensation from the same person or company for different services need not be segregated.

      Item 6. - To be answered in supplementary statement. See General Instruction.

      "Expenses" includes obligations incurred.

      "Routine expenses" are those described in italicized portion of Rule U-71(b) [Reg. Section 250.71(b). Paragraph 37,572] above.

      Note that since Form U-12(I)-B is available only when the activity contemplates only routine expenses, other expenses, if any, must be reported on Form U-12(I)-A. The answer to Item 6(b) should either state "No other expenses" or should refer to filings on Form U-12(I)-A. [Amended in Release No. 35-26031 (Paragraph 85,337), effective May 31, 1994, 59 F.R. 21922.]